UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2023

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statements of Taoping Inc. (the “Company”) on Form S-8 (Registration Numbers 333-256600 and 333-211363) and Form F-3 (Registration Numbers 333-262181 and 333-229323) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

On September 27, 2023, Taoping Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued an unsecured convertible promissory note with a 12-month maturity (the “Note”) to Investor. The Note has the original principal amount of $609,000.00 including the original issue discount of $44,000 and Investor’s legal and other transaction costs of $15,000. The Company anticipates using the proceeds for general working capital purposes.

Interest accrues on the outstanding balance of the Note at 8% per annum. Upon the occurrence of a Trigger Event (as defined in the Note), Investor may increase the outstanding balance payable under the Note by 15% or 5%, depending on the nature of such event. If the Company fails to cure the Trigger Event within the required five trading days, the Triger Event will automatically become an event of default and interest will accrue at the lesser of 22% per annum or the maximum rate permitted by applicable law.

Pursuant to the terms of the Purchase Agreement and the Note, the Company must obtain Investor’s consent for certain fundamental transactions such as consolidation, merger, disposition of substantial assets, change of control, reorganization or recapitalization. Any occurrence of such fundamental transaction without Investor’s prior written consent will be deemed a Trigger Event.

Investor may, at any time after six months from the issue date (“Start Date”), convert all or any part of the outstanding balance of the Note, at a conversion price of $8.00 per share. In addition, beginning on the Start Date, Investor may redeem all or any portion of the Note, subject to a maximum amount of $150,000 per month, into ordinary shares of the Company at a price equal to 80% multiplied by the lowest daily VWAP during the ten trading days immediately preceding the applicable redemption, subject to certain adjustments and limitations. Investor also has the right, on any trading day and the following trading day, that any intraday trade price of the ordinary shares is 10% greater than the previous Measurement Period’s Closing Trade Price (as defined in the Note), to redeem all or any portion of the outstanding balance of the Note into ordinary shares. The Company is responsible for certain late fees equal to 2% of the Conversion Share Value (as defined in the Note) with a floor of $500 per day if it fails to deliver the ordinary shares upon conversion or redemption pursuant to the terms of the Note. The Company may prepay the outstanding balance of the Note in cash equal to 120% multiplied by the portion of the outstanding balance the Company elects to prepay.

The Company relied on the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, in connection with the issuance and sale of Note and underlying ordinary shares.

The foregoing description is qualified in its entirety by reference to the full text of the Purchase Agreement and the Note, which are furnished hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and each of which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description
4.1	Securities Purchase Agreement, dated September 27, 2023
4.2	Convertible Promissory Note, dated September 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2023	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer